September 25, 2013	Lauren B. Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Corporate Income Trust, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 28, 2013
File No. 000-54940

Dear Mr. Woody:

On behalf of Cole Corporate Income Trust, Inc. (the “Company”), please find transmitted herein for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated September 12, 2013 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed March 28, 2013 (the “Form 10-K”).

Form 10-K for the year ended December 31, 2012

General

Comment No. 1: For each property acquired during 2012, please tell us whether the acquisition met the definition of a significant acquisition in accordance with Rule 3-14 of Regulation S-X. To the extent the acquired property is considered significant, tell us where the financial statements required by Rule 3-14 have been filed. To the [extent] you have determined the acquisition is not significant, please provide us with your significance test. In addition, please provide us with a schedule of all property acquisitions made during 2013 including the acquisition date and the total purchase price.

Response: Set forth below are two tables that list all of the property acquisitions made by the Company during 2012 and one table that lists all of the property acquisitions made by the Company during 2013.

The following table provides certain information regarding each property acquisition made by the Company during 2012 that was determined to be a significant acquisition in accordance with Rule 3-14 of Regulation S-X and the respective Form 8-K/A filed by the Company containing the financial statements required by Rule 3-14 of Regulation S-X.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

MORRIS, MANNING & MARTIN, LLP

Mr. Kevin Woody

Securities and Exchange Commission

September 25, 2013

	Significant 2012 Property Acquisitions	Acquisition Date	Purchase Price	SEC Form Type	Filing Date
1	United Launch Alliance, LLC - Centennial, CO	7/31/2012	$32,550,000	8-K/A	10/16/2012
2	Elizabeth Arden, Inc. - Roanoke, VA	11/9/2012	23,500,000	8-K/A	1/25/2013
3	Toro - Ankeny, IA	12/17/2012	22,470,243	8-K/A	1/25/2013
4	Amazon - Spartanburg, SC	12/17/2012	63,253,209	8-K/A	1/25/2013

The following table provides certain information regarding each property acquisition made by the Company during 2012 that was determined not to be a significant acquisition in accordance with Rule 3-14 of Regulation S-X and the significance test used by the Company in making that determination. In making the significance determination for each such property acquisition, the Company first determined whether the purchase price of the property was 10% or more of the Company’s total assets as of the acquisition date. If the purchase price was below 10% of the Company’s total assets as of the acquisition date, and the property was not acquired from a related party or one of a group of related properties whose aggregate purchase price was 10% or more of the Company’s total assets as of the acquisition date, the acquisition was determined not to be significant. (None of the properties acquired by the Company during 2012 were acquired from a related party or were part of a group of related properties.) Based on the analysis, six of the eight properties in the following table were determined to be below the 10% threshold of the Company’s total assets as of the acquisition date.

With respect to the remaining two properties in the following table, the purchase price was 10% or more of the Company’s total assets as of the acquisition date. Therefore, the Company undertook a second level of analysis to evaluate whether the lease(s) on the properties should be considered triple net leases. In the case of both properties, the Company determined that the lease(s) should be considered triple net leases. Accordingly, the Company applied the guidance for determining the significance of properties subject to triple net leases contained in the SEC’s Division of Corporation Finance Financial Reporting Manual, as amended from time to time during 2012 (the “Manual”). As explained in the notes to the table below, based on this analysis, the Company determined that neither of these properties exceeded the applicable significance threshold.

MORRIS, MANNING & MARTIN, LLP

Mr. Kevin Woody

Securities and Exchange Commission

September 25, 2013

	Non-Significant 2012 Property Acquisitions	Acquisition Date	Purchase Price	Total Assets as of the Acquisition Date	Percent of Total Assets	Over 10% Threshold
1	Dr. Pepper - Harvey, IL	4/5/2012	$3,896,081	$45,512,370	8.6%	No
2	Safelite - Columbus, OH	4/30/2012	4,700,000	49,408,451	9.5%	No
3	HCA, Inc. - Irving, TX	9/27/2012	15,483,000	96,350,901	16.1%	Yes	A
4	American Tire - Colorado Springs, CO	9/28/2012	8,311,000	111,833,901	7.4%	No
5	Honeywell - Fort Hill, SC	11/30/2012	10,400,000	139,128,826	7.5%	No
6	Compass - Charlotte, NC	12/19/2012	42,171,000	233,797,854	18.0%	Yes	B
7	Aon - Lincolnshire, IL	12/21/2012	22,572,000	275,968,854	8.2%	No
8	FedEx - Salt Lake City, UT	12/27/2012	12,750,000	298,540,854	4.3%	No

A	The Company was not required to file financial statements pursuant to Rule 3-14 of Regulation S-X because the property was considered to be triple net leased. In accordance with Section 2305.5 of the Manual (prior to its September 30, 2012 update), the Company based the significance test on the greater of 10% of the Company’s total assets as of the acquisition date or 10% of the amount of proceeds expected to be raised in the 12 months subsequent to the acquisition date. As of the acquisition date, the amount of proceeds expected to be raised in the next 12 months was $169.2 million. Since the acquisition price was less than 10% of this amount, the acquisition did not meet the definition of a significant acquisition.

B	The Company was not required to file financial statements pursuant to Rule 3-14 of Regulation S-X because the property was considered to be triple net leased. In accordance with Section 2305.5 of the Manual (subsequent to its September 30, 2012 update), the Company based the significance test on the greater of 20% of the Company’s total assets as of the acquisition date or 20% of the amount of proceeds expected to be raised in the 12 months subsequent to the acquisition date. As of the acquisition date, the amount of proceeds expected to be raised in the next 12 months was $370.0 million. Since the acquisition price was less than 20% of this amount, the acquisition did not meet the definition of a significant acquisition.

The following table lists all 2013 property acquisitions made by the Company during 2013 as of September 25, 2013, including the acquisition date and the purchase price:

	2013 Property Acquisitions	Acquisition Date	Purchase Price
1	Fresenius - Prairieville, LA	1/18/2013	$1,111,666
2	Fresenius - Jackson, LA	1/18/2013	1,007,731
3	Fresenius - Baton Rouge (Realtors), LA	1/18/2013	1,217,626
4	Fresenius - Baton Rouge (North), LA	1/18/2013	1,536,086
5	Fresenius - Plaquemine, LA	1/18/2013	1,432,313
6	Fresenius - Denham Springs, LA	1/18/2013	2,166,828
7	FedEx Express - Asheville, NC	3/12/2013	2,150,000
8	PNC - Philadelphia, PA	3/13/2013	74,650,000

MORRIS, MANNING & MARTIN, LLP

Mr. Kevin Woody

Securities and Exchange Commission

September 25, 2013

	2013 Property Acquisitions	Acquisition Date	Purchase Price
9	FedEx - McAlester, OK	4/5/2013	$2,800,000
10	F5 Network - Seattle, WA	4/8/2013	142,500,000
11	Evonik - Parsippany, NJ	4/23/2013	32,351,838
12	Sanofi - Bridgwater, NJ	4/26/2013	72,314,528
13	Stantec - Rocklin, CA	4/30/2013	3,500,000
14	Hillshire Brands Building - Chicaco, IL	5/17/2013	97,500,000
15	FedEx - Pocatello, ID	5/20/2013	5,170,114
16	FedEx - Chillicothe, OH	5/20/2013	5,061,862
17	Home Depot Supply - New Braunfels, TX	5/21/2013	11,250,000
18	FedEx - Rockford (American), IL	6/10/2013	2,300,000
19	Harvard Vanguard - Concord, MA	6/12/2013	24,365,523
20	Men’s Wearhouse - Houston, TX	6/24/2013	51,250,000
21	Allstate Campus - Irving, TX	6/27/2013	85,143,317
22	Texas Health Presbyterian - Rockwall, TX	6/27/2013	5,500,000
23	FedEx - Brookfield, MO	7/2/2013	2,359,480
24	FedEx - South Point, OH	7/3/2013	6,423,333
25	BJ’s Distribution Center - Burlington, NJ	7/30/2013	48,673,215
26	FedEx - Pueblo, CO	7/30/2013	6,399,693
27	Amazon Distribution Center - Chesterfield, VA	7/31/2013	81,250,000
28	Amazon Distribution Center - Murfreesboro, TN	7/31/2013	69,050,000
29	Duke University - Durham, NC	8/5/2013	32,700,000
30	AT&T - Plano, TX	8/8/2013	19,500,000
31	Trex Distribution Center - Fernley, NV	8/16/2013	16,100,000
32	FedEx - Minot, ND	8/27/2013	4,308,000
33	American Tire Distributors - Albany, NY	9/6/2013	9,638,770
34	Bestronics - San Jose (Fortune), CA	9/10/2013	8,000,000
35	Boise Paper Holdings - Denver, CO	9/10/2013	18,390,000
36	C.R. Bard - Tempe, AZ	9/10/2013	14,420,000
37	Acxiom - Redwood City, CA	9/10/2013	36,125,000
38	Caremark LLC - Phoenix (Cotton), AZ	9/10/2013	18,880,000
39	DeVry, Inc. - Phoenix (Dunlap), AZ	9/10/2013	23,030,000
40	FedEx - Bemidji, MN	9/16/2013	2,508,333
41	Orchard Supply - San Jose, CA	9/20/2013	18,700,000

* * * * *

MORRIS, MANNING & MARTIN, LLP

Mr. Kevin Woody

Securities and Exchange Commission

September 25, 2013

Enclosed herewith is a written statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:	D. Kirk McAllaster, Jr.

COLE CORPORATE INCOME TRUST, INC.

September 25, 2013

VIA EDGAR

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Corporate Income Trust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 000-54940

Dear Mr. Woody:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, Cole Corporate Income Trust, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Annual Report on Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2013;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Annual Report on Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Cole Corporate Income Trust, Inc.

By:	/s/ D. Kirk McAllaster, Jr.
Name:	D. Kirk McAllaster, Jr.
Title:	Chief Financial Officer